04013300

RECEIVED AUG 2 7 2004 SEC MAIL PROCESSING SECTION WASH, D.C. 185

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

30 8/31/04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-47758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

STATEMENT OF FINANCIAL CONDITION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advisors Clearing Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Colorado, 35 Hugua Alley, Suite 200
(No. and Street)

Pasadena	**CA**	**91103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Wetmore — **626-744-2587**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

350 South Grand Avenue	**Los Angeles**	**CA**	**90071**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 03 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Advisors Clearing Network, Inc.
(A wholly owned subsidiary of Fiscus Financial LLC)
Statement of Financial Condition
June 30, 2004

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On Aug 25, 2004 (Date) before me, Jennifer K Jilly (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),
personally appeared Thomas Leigh Wetmore (Name(s) of Signer(s)),

☐ personally known to me
☑ proved to me on the basis of satisfactory evidence

JENNIFER K. JILLY
Commission # 1465926
Notary Public - California
Los Angeles County
My Comm. Expires Jan 27, 2008

to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s),~~ or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

WITNESS my hand and official seal.

Jennifer K Jilly
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: Aug 25, 2004 Number of Pages: 02

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

OATH OR AFFIRMATION

I, Thomas Wetmore, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Advisors Clearing Network, Inc., as of June 30, 2004, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

T Wetmore

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Investment
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Advisors Clearing Network, Inc.
(A wholly owned subsidiary of Fiscus Financial LLC)
Index
June 30, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Auditors

To the Board of Directors and Stockholder of
Advisors Clearing Network, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Advisors Clearing Network, Inc. (a wholly owned subsidiary of Fiscus Financial LLC) (the "Company") at June 30, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the statement, the Company has incurred losses from operations since its change in ownership and has an accumulated deficit. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

August 20, 2004

Advisors Clearing Network, Inc.
(A wholly owned subsidiary of Fiscus Financial LLC)
Statement of Financial Condition
June 30, 2004

Assets		
Cash and cash equivalents	$	530,524
Cash segregated under regulation		1,000
Deposit with NSCC		20,000
Prepaid expenses and other assets		7,517
Investment, at fair value		1,890
Total assets	$	560,931
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	22,700
Due to Fiscus Financial LLC		880
Total liabilities		23,580
Commitments and contingencies (Note 4)		
Stockholder's equity		
Common stock, par value $1.00; 1,000 shares authorized; 10 shares issued and outstanding		10
Additional paid-in capital		660,057
Accumulated deficit		(122,716)
Total stockholder's equity		537,351
Total liabilities and stockholder's equity	$	560,931

The accompanying notes are an integral part of this financial statement.

1. Organization and Capital Resources

Organization
Advisors Clearing Network, Inc. (the "Company") is a wholly owned subsidiary of Fiscus Financial LLC (the "Parent"). The Parent is owned 50.5% and 49.5% by ACN Partners L.P. and Vertical Management Systems, Inc. ("VMS"), respectively. The Company is a broker-dealer registered with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company's primary business is the clearing of mutual fund trades for introducing broker-dealers. As of June 30, 2004, the Company has not commenced operations of its primary business.

Capital Resources
The accompanying financial statement has been prepared on a going concern basis. Based upon the Company's current cash resources and management's estimate of cash flows for fiscal 2005, the Company's cash flows may not be sufficient to fund operations in the future. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to acquire customers and generate sufficient cash flow from operations to meet obligations on a timely basis. The Company may require additional financing in order to execute its business plan and to meet its working capital requirements. Management is currently seeking the continuation of financing from the Parent, which is in turn funded by ACN Partners L.P., as either debt or equity financing to the Company. There can be no assurances that the Company will be able to obtain a continuation of financing, that the Company's projections of its future needs will prove accurate, or that any continuation of financing would be sufficient to continue operations. These matters raise doubt about the Company's ability to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
Cash and cash equivalents, which consist of cash in a bank and cash invested in money market funds, are defined as highly liquid short-term investments having an original maturity of three months or less.

Cash Segregated Under Regulation
A special reserve account of $1,000 represents cash segregated under federal regulations and is deposited in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Investments
Investments consist of 300 shares of NASDAQ stock. The carrying value of the Company's investments approximate their fair value at June 30, 2004.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard ("SFAS") No. 109, *Accounting for Income Taxes*. Under SFAS 109, deferred tax assets and liabilities reflect the future tax consequences of the temporary differences between the financial reporting and tax bases of assets and liabilities.

Current income tax expense (benefit) is the amount of income taxes expected to be payable (receivable) for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities, as well as the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred income tax expense is generally the net change during the year in the deferred income tax asset or liability. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that are more likely than not to be realized. The effect of tax rate changes is reflected in income during the period such changes are enacted.

Use of Estimates
The preparation of the accompanying financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statement and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Professional Fees
Through the year-ended June 30, 2003, the Company recorded financial statement audit expense in the period in which the services were rendered, which was generally after the fiscal year-end being audited. In fiscal 2004, the Company changed its policy and began accruing for the expected costs of audit services in the fiscal year being audited. The change had the effect of increasing accounts payable and accrued expenses at June 30, 2004 by approximately $20,000.

3. Related Party Transactions

Effective July 31, 2003, the Company entered into a services agreement (the "Agreement") with the Parent. Under the Agreement, the Company will pay the Parent for certain expenses related to facilities and services provided to the Company by the Parent.

4. Commitments and Contingencies

The Company is obligated to assume any exposure related to nonperformance by its customers. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. At June 30, 2004, the Company had no such obligations.

5. Income Taxes

As of June 30, 2004, the Company has a deferred tax asset of $57,271, which consists of the tax effect of federal and state net operating loss carryforwards of $142,363 (which may be available to offset future taxable income), as well as an unrealized loss on investment of $1,410. Since the realization of deferred tax assets resulting from net operating losses is uncertain, management has

recorded a valuation allowance for the entire amount of the asset. The federal net operating loss carryforwards begin to expire in 2023, and the California net operating loss carryforwards begin to expire in 2013.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15-to-1. At June 30, 2004, the Company had net capital of $523,218, which exceeded the minimum net capital requirement by $273,218. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1 at June 30, 2004.